SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2011

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated April 1, 2011

Press Release dated April 7, 2011

Press Release dated April 27, 2011

Press Release dated April 27, 2011

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Deputy Corporate Secretary

Date: April 30, 2011

Eni makes an important hydrocarbon discovery in the Norwegian Barents Sea

San Donato Milanese (Milan), April 1, 2011 - Eni has made an important hydrocarbon discovery in the Norwegian Barents Sea, approximately 150 kilometres northwest of Goliat oil field. The discovery, called Skrugard, has been made through the 7220/8-1 exploration well, the first drilled in the PL532 license awarded in 2009 within the 20th international Norwegian round.

The well has been drilled at a water depth of 373 metres and encountered a significant hydrocarbon column. Eni is in process in completing drilling of the exploration well. The exploration well will be drilled to a vertical depth of 2,250 metres.

Extensive data and sample collection has been carried out. The well proved columns of 33 metres of gas and 90 metres of oil. Proven recoverable resources are preliminarily estimated between 150 and 250 million barrels of oil equivalent. Further appraisal drilling on the structure will be evaluated shortly.

The license also contains additional mineral potential that will be addressed with future exploration drilling activities: the license is estimated to produce up to 250 million additional barrels of oil equivalent reaching an overall potential of 500 million barrels.

The licenses in PL532 are Statoil Petroleum AS (50%, operator), Eni (30%) and Petoro AS (20%).

Eni has been present in Norway since 1965 with current equity production of approximately 130,000 boe/day. Eni operates in Norway through its subsidiary Eni Norge AS and is the operator of the ongoing development of the first oil field in the Barents Sea (the important Goliat discovery) and of the Marulk gas field in the Norwegian Sea.

Furthermore in the country Eni has interests in the country in a number of exploration licenses and fields under development and in operation, including Ekofisk, Norne, Åsgard, Heidrun, Kristin, Mikkel and Urd.

This discovery further increases the presence of Eni in the country and gives greater prominence to its role as a major player in the Barents Sea, together with Statoil. It also confirms that Norway represents a key country in company’s organic growth of strategy.

Company contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

ANNUAL REPORT ON FORM 20-F 2010

Rome, April 7, 2011 - Today Eni’s Annual Report on Form 20-F for the year ended December 31, 2010, has been filed with the U.S. Securities and Exchange Commission (SEC).

The Annual Report on Form 20-F 2010 is available in the Publications section of Eni’s website, www.eni.com.

Shareholders can receive a hard copy of Eni’s Annual Report on Form 20-F 2010, free of charge, by filling in the request form found in the Publications section or by emailing a request to segreteriasocietaria.azionisti@eni.com or to investor.relations@eni.com.

* * *

Contacts
E-mail: segreteriasocietaria.azionisti@eni.com

Investor Relations
E-mail: investor.relations@eni.com
Tel.: +39 0252051651 - Fax: +39 0252031929

Eni Press Office
E-mail: ufficio.stampa@eni.com
Tel.: +39 0252031287 - +39 0659822040

* * *

Eni
Società per Azioni Rome, Piazzale Enrico Mattei, 1
Share capital: euro 4,005,358,876 fully paid
Tax identification number 00484960588
Tel.: +39 0659821 - Fax: +39 0659822141

* * *

About Eni
Eni is one of the leading integrated energy companies in the world operating in the oil and gas, power generation, petrochemicals, engineering and construction industries. Eni is present in 79 countries and is Italy’s largest company by market capitalization.

ENI ANNOUNCES RESULTS
FOR THE FIRST QUARTER OF 2011

Rome, April 27, 2011 - Eni, the international oil and gas company, today announces its group results for the first quarter of 20111 (unaudited).

Financial Highlights

•	Adjusted operating profit: up 18.4% to euro 5.13 billion
•	Adjusted net profit: up 21.6% to euro 2.22 billion
•	Net profit: up 14.6% to euro 2.55 billion
•	Cash flow: euro 4.19 billion

Operational Highlights

•	Oil and natural gas production for the quarter was down by 8.6% due to the shutdown of activities in Libya
•	Natural gas sales for the quarter rebounded from a year ago, up by 6%
•	Acquisition of two important exploration and development leases in Ukraine
•	Continuing exploration success with the Perla 4 appraisal well and offshore discoveries in Ghana, the Barents Sea and the UK North Sea

Paolo Scaroni, Chief Executive Officer, commented:
"In the first quarter of 2011, marked by the Libyan events, Eni delivered a solid set of financial results on the back of a favorable oil price environment. In spite of ongoing uncertainties regarding resumption of our activities in Libya, the profitability and growth outlook for our Company has remained positive underpinned by a sound financial position, the quality of our asset portfolio, and a strong projects pipeline".

__________________

(1)	i	This press release represents the quarterly report prepared in compliance with Italian listing standards as provided by Article 154-ter of the Italian code for securities and exchanges (Testo Unico della Finanza).

Financial Highlights

Fourth Quarter 2010	First Quarter 2010	First Quarter 2011	% Ch.

	SUMMARY GROUP RESULTS	(euro million)
2,875	Operating profit		4,847	5,638	16.3
4,739	Adjusted operating profit (a)		4,331	5,127	18.4
548	Net profit (b)		2,222	2,547	14.6
0.15	- per share (c)	(euro)	0.61	0.70	14.8
0.41	- per ADR (c) (d)	($)	1.69	1.91	13.0
1,723	Adjusted net profit (a) (b)		1,822	2,216	21.6
0.48	- per share (c)	(euro)	0.50	0.61	22.0
1.30	- per ADR (c) (d)	($)	1.38	1.67	21.0

(a)	For a detailed explanation of adjusted operating profit and net profit see paragraph "Reconciliation of reported operating and net profit to results on an adjusted basis" page 21.
(b)	Profit attributable to Eni’s shareholders.
(c)	Fully diluted. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by the ECB for the periods presented.
(d)	One ADR (American Depositary Receipt) is equal to two Eni ordinary shares.

Adjusted operating profit
Adjusted operating profit was euro 5.13 billion, up 18.4% from the first quarter of 2010. This was due to a better operating performance reported by the Exploration & Production Division (up 32.1%) on the back of stronger oil prices. The Engineering & Construction Division reported a strong performance. The Petrochemical Division also improved versus a year ago as operating losses were substantially cut. These positive trends were partially offset by poor performance reported by the Refining & Marketing Division due to high costs for oil feedstock which were only partially transferred to refined product prices and the Gas & Power Division which was affected by weaker margins on gas sales.

Adjusted net profit
Adjusted net profit was euro 2.22 billion, up 21.6% compared with a year ago, as a result of better operating performance and a decreased adjusted tax rate (from 53% to 50.5%).

Capital expenditure
Capital expenditure for the quarter amounted to euro 2.87 billion mainly related to continuing development of oil and gas reserves, the construction of rigs and offshore vessels in the Engineering & Construction segment and the upgrading of gas transport infrastructure.

Cash flow
Net cash generated by operating activities amounted to euro 4.19 billion and were used to fund capital expenditure (euro 2.87 billion) as well as pay down net borrowings2 which was down by euro 1.17 billion from December 31, 2010, to euro 24.95 billion. Cash flow from operating activities was negatively affected by a lower cash inflow of euro 347 million associated with transferring trade receivables due beyond end of 2010 to factoring institutions amounting to euro 1,279 million in the fourth quarter 2010, while the current quarter benefited from transferring euro 932 million of trade receivables due beyond March 31, 2011 to those institutions.

Financial Ratios
Return on Average Capital Employed (ROACE)3 calculated on an adjusted basis for the twelve-month period ending on March 31, 2011, was 11.4%. The ratio of net borrowings to shareholders’ equity including non-controlling interest – leverage3 – decreased to 0.44 at March 31, 2011, from 0.47 as of December 31, 2010. This change was due to profit for the period and reduced net borrowings, notwithstanding the appreciation of the euro against the US dollar as recorded at March 31, 2011, vs. December 31, 2010 (up 6.4%) which reduced shareholders’ equity by euro 1.9 billion.

__________________

(2)	i	Information on net borrowings composition is furnished on page 28.
(3)	i	Non-GAAP financial measures disclosed throughout this press release are accompanied by explanatory notes and tables to help investors to gain a full understanding of said measures in line with guidance provided for by CESR Recommendation No. 2005-178b. See pages 29 and 28 for leverage and ROACE, respectively.

Operational Highlights and Trading Environment

Fourth Quarter 2010	First Quarter 2010	First Quarter 2011	% Ch.

1,954	Production of oil and natural gas (a)	(kboe/d)	1,842	1,684	(8.6)
1,049	- Liquids	(kbbl/d)	1,011	899	(11.1)
5,021	- Natural gas	(mmcf/d)	4,615	4,356	(6.1)
28.76	Worldwide gas sales	(bcm)	30.51	32.33	6.0
1.52	of which: E&P sales in Europe and the Gulf of Mexico		1.60	0.75	(53.1)
10.23	Electricity sales	(TWh)	9.00	9.68	7.6
2.92	Retail sales of refined products in Europe	(mmtonnes)	2.68	2.64	(1.5)

(a)	Production of oil and natural gas has been expressed on the basis of the updated natural gas conversion factor of 5,550 cubic feet of gas per barrel of oil equivalent.

Exploration & Production
Eni reported liquids and gas production of 1,684 kboe/d for the first quarter of 2011, down by 8.6% from the first quarter of 2010 (down 158 kboe/d). The magnitude of this reduction was the result of the shutdown of activities at several of Eni’s producing sites in Libya and the closure of the GreenStream pipeline transporting gas from Libya to Italy which occurred on February 22, 2011, as a result of ongoing political instability and conflict in the Country. From April 2011, Eni production in Libya has been flowing at a level of 50-55 kboe/d and with the full supply supporting local production of electricity. Performance in the quarter was negatively impacted by lower entitlements in the Company’s PSAs due to higher oil prices with an overall effect of 32 kboe/d compared to the year-earlier quarter, in addition to the above mentioned Libyan shutdown that caused a production loss of 129 kboe/d compared to the first quarter of 2010. These negatives were partly offset by continuing production ramp-up in Egypt, Iraq and Italy.

Gas & Power
Eni’s worldwide natural gas sales recovered from the first quarter of 2010 (up 6% to 32.33 bcm). Sales on the Italian market increased by 10.2% due to client additions in the industrial, power generation and wholesale segments as well as higher volumes supplied. In Europe, Eni sales showed growth in all of the Company’s major markets (up by 14.2% on average), excluding Belgium as a result of strong competitive pressures. Turkey, France, the Iberian Peninsula and Germany/Austria were the markets posting the largest increases. Sales to shippers which import gas to Italy decreased by 42.5%. This was due to lower availability of Libyan production and lower volumes purchased.

Refining & Marketing
The marker Brent margin decreased by 27.5% from the first quarter of 2010 (down $0.66 per barrel) as high costs for oil feedstock were only partially transferred to refined products prices due to weak underlying fundamentals (sluggish demand and excess capacity). Eni’ s margins performed better than the market benchmark as a result of a good performance registered by Eni’s complex cycles on the back of widened sweet-sour crude differentials, also due to lower availability of Libyan oil in the Mediterranean area, as well as higher pricing premiums on gasoline and gasoil compared to fuel oil. Eni's refining margins were also supported by optimization and integration efforts.

Currency
The exchange rate of the euro vs. the US dollar for the period was on average nearly unchanged (down by 1.2%) affecting marginally the results of the quarter.

Portfolio developments

Ukraine
In April 2011, Eni reached an agreement with Cadogan Petroleum plc for the acquisition of an interest in two exploration and development licenses located in the Dniepr-Donetz basin, in Ukraine. This agreement is part of the development of cooperation initiatives in hydrocarbon exploration and production in the Country also reaffirmed in a Memorandum of Understanding with the Ukrainian Ministry of Ecology and Natural Resources.

Alaska
In February 2011, production start-up was achieved at the Nikaitchuq operated field (Eni 100%), located in the North Slope basins offshore Alaska, with resources of 220 million barrels. Production is expected to peak at 28 kbbl/d.

China
In January 2011, Eni signed a Memorandum of Understanding with CNPC/PetroChina to promote common opportunities to jointly expand operations in conventional and unconventional hydrocarbons in China and outside China. The parties will also cooperate in the field of advanced technology, with a special focus on the exploitation of unconventional oil and gas resources.

Angola
In January 2011, Eni was awarded rights to explore and the operatorship of offshore Block 35 in Angola, with a 30% interest. The agreement foresees drilling 2 wells and 3D seismic surveys to be carried out in the first 5 years of exploration. This deal is subject to the approval of the relevant authorities.

Exploration activities
In the first quarter of 2011, significant exploratory success was achieved in:

(i)	Ghana with the appraisal well Sankofa-2 in the offshore license Cape Three Points (Eni 47.22%, operator);
(ii)	the Norwegian sector of the Barents Sea with the Skrugard oil and gas discovery in the PL532 license (Eni 30%);
(iii)	Venezuela with the Perla 4 appraisal well of the homonymous discovery in the Cardon IV offshore block (Eni 50%, operator);
(iv)	United Kingdom with the appraisal of the Culzean discovery (Eni 16.95%).

Outlook
Management expects that the global economic recovery will progressively strengthen across the year 2011. Nonetheless, the 2011 outlook is characterized by a certain degree of uncertainty and volatility also in light of ongoing political instability and conflict in Libya. Eni forecasts an upward trend for Brent crude oil prices supported by healthier global oil demand. For short-term economic and financial projections, Eni assumes an average Brent price of 101 $/bbl for the full year 2011. Management expects that the European gas market will remain weak as sluggish demand growth is insufficient to absorb current oversupplies. Refining margins are expected to remain unprofitable due to weak underlying fundamentals and high feedstock costs. Against this backdrop, management expectations about the main trends in the Company’s businesses for 2011 and beyond are disclosed below.

-	Production of liquids and natural gas is forecast to decline from 2010 (1.815 million boe/d was the actual level in 2010 at 80 $/bbl) at the Company’s pricing scenario of 101 dollar a Brent barrel for the full year. The decline is expected as a result of volumes losses in Libya following the shutdown of almost all of the Company’s production facilities. Better production performance at the Company’s assets elsewhere in the world will help offset the impact associated with rising crude oil prices on PSAs entitlements. The magnitude of the Libyan production loss will depend on how long the situation lasts, which management cannot predict for the time being. From April 2011, Eni’s production in Libya has been flowing at the rate of 50-55 kboe/d, down from the expected level of 280 kboe/d for the year. Management estimates that each day in which production remains at current levels will cause a reduction of approximately 600 boe/d in the full-year average daily production. Management has been implementing its plans to target production growth in the Company’ assets by ramping up fields that were started in 2010, growing the production plateau at the giant Zubair oilfield in Iraq, starting up new fields in Australia, Algeria and the US, as well as executing production optimizations in particular in Nigeria, Egypt, Angola and the United Kingdom;

-	Worldwide gas sales are expected to grow from 2010 (in 2010 actual sales amounted to 97.06 bcm), in spite of sales losses to certain Italian importers due to lower availability of gas from Libya. Management plans to drive volume growth in Italy leveraging clients additions in the power generation, industrial and wholesale segments, as well as organic growth in key European markets. Considering mounting competitive pressure in the gas market, the achievement of the planned volumes target will be underpinned by strengthening the Company’s leadership on the European market; marketing actions intended to strengthen the customer base in the domestic market and renegotiating the Company’s long-term gas purchase contracts. The cash flow impact associated with lower sales to Italian shippers will be offset by expected lower cash outflows associated with the Company’s take-or-pay gas purchase contracts as the Company is planning to meet lower availability of Libyan gas with gas from other sources in its portfolio;
-	Regulated businesses in Italy will benefit from the pre-set regulatory return on new capital expenditures and continuing efficiency actions;
-	Refining throughputs on Eni’s account are expected to slightly decline compared to 2010 (actual throughputs in 2010 were 34.8 mmtonnes). The decline is mainly expected at the Venice refinery due to difficulties in supplying Libyan crude oil. Higher volumes are expected to be processed on more competitive refineries and the optimization of refinery cycles, as well as efficiency actions, are expected to be implemented in response to a volatile trading environment;
-	Retail sales of refined products in Italy and the rest of Europe are expected to be substantially in line with 2010 (11.73 mmtonnes in 2010) against the backdrop of weaker demand. Management plans to improve sales leveraging selective pricing and marketing initiatives, starting new service stations, developing the "non-oil" business and service upgrade;
-	The Engineering & Construction business confirms solid results due to increasing turnover and a robust order backlog.

In 2011, management plans to make capital expenditures broadly in line with 2010 (euro 13.87 billion was invested in 2010) and will mainly be directed to developing giant fields and starting production at new important fields in the Exploration & Production Division, refinery upgrading related in particular to the realization of the EST project, completing the program of enhancing Saipem’s fleet of vessels and rigs, and upgrading the natural gas transport infrastructure. Assuming a Brent price of 101 $/barrel and the planned divestment of certain assets, management forecasts that the ratio of net borrowings to total equity (leverage) at year-end will be lower than in 2010.

This press release for the first quarter of 2011 (unaudited) provides data and information on business and financial performance in compliance with Article 154-ter of the Italian code for securities and exchanges ("Testo Unico della Finanza" - TUF). Results are presented for the first quarter of 2011 and the first quarter and the fourth quarter of 2010. Information on liquidity and capital resources relates to end of the period as of March 31, 2011, and December 31, 2010. Tables contained in this press release are comparable with those presented in the management’s disclosure section of the Company’s annual report and interim report. Quarterly accounts set forth herein have been prepared in accordance with the evaluation and recognition criteria set by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002. The evaluation and recognition criteria applied during the preparation of this report for the first quarter of 2011 results are unchanged from those adopted for the preparation of the 2010 Annual Report.
Investors are urged to see section "Summary of significant accounting policies" in the notes to 2010 Consolidated Financial Statements.
Non-GAAP financial measures and other performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables to help investors gain full understanding of said measures in line with guidance provided by recommendation CESR/05-178b.

Eni’s Chief Financial Officer, Alessandro Bernini, in his position as manager responsible for the preparation of the Company’s financial reports, certifies pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998, that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and records.

Cautionary statement
This press release, in particular the statements under the section "Outlook", contains certain forward-looking statements particularly those regarding capital expenditures, development and management of oil and gas resources, dividends, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sales growth, new markets, and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document. Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results from operations and changes in net borrowings for the first quarter of the year cannot be extrapolated on an annual basis.

Contacts
E-mail: segreteriasocietaria.azionisti@eni.com

Investor Relations
E-mail: investor.relations@eni.com
Tel.: +39 0252051651 - Fax: +39 0252031929

Eni Press Office
E-mail: ufficiostampa@eni.com
Tel.: +39 0252031287 - +39 0659822040

* * *

Eni
Società per Azioni Rome, Piazzale Enrico Mattei, 1
Share capital: euro 4,005,358,876 fully paid
Tax identification number 00484960588
Tel.: +39 0659821 - Fax: +39 0659822141

* * *

This press release for the first quarter of 2011 (unaudited) is also available on the Eni web site eni.com.

Summary results for the first quarter of 2011
(euro million)

Fourth Quarter 2010	First Quarter 2010	First Quarter 2011	% Ch.

28,113	Net sales from operations		24,804	28,779	16.0
2,875	Operating profit		4,847	5,638	16.3
(132)	Exclusion of inventory holding (gains) losses		(409)	(669)
1,996	Exclusion of special items		(107)	158
	of which:
(246)	- non-recurring items
2,242	- other special items		(107)	158

4,739	Adjusted operating profit		4,331	5,127	18.4

(184)	Net finance (expense) income (a)		(245)	(83)
82	Net income from investments (a)		210	265
(2,618)	Income taxes (a)		(2,277)	(2,681)
56.5	Tax rate	(%)	53.0	50,5

2,019	Adjusted net profit		2,019	2,628	30.2

	Breakdown by Division (a):
1,587	Exploration & Production		1,245	1,833	47.2
644	Gas & Power		955	763	(20.1)
(48)	Refining & Marketing		(30)	(79)	..
(37)	Petrochemicals		(43)	(5)	88.4
266	Engineering & Construction		197	259	31.5
(40)	Other activities		(61)	(45)	26.2
(228)	Corporate and financial companies		(202)	(95)	53.0
(125)	Impact of unrealized intragroup profit elimination (b)		(42)	(3)

548	Net profit attributable to Eni’s shareholders		2,222	2,547	14.6
(96)	Exclusion of inventory holding (gains) losses		(280)	(474)
1,271	Exclusion of special items		(120)	143
	of which:
(246)	- non recurring items
1,517	- other special items		(120)	143

1,723	Adjusted net profit attributable to Eni’s shareholders		1,822	2,216	21.6

	Net profit attributable to Eni’s shareholders
0.15	per share	(euro)	0.61	0.70	14.8
0.41	per ADR	($)	1.69	1.91	13.0
	Adjusted net profit attributable to Eni’s shareholders
0.48	per share	(euro)	0.50	0.61	22.0
1.30	per ADR	($)	1.38	1.67	21.0
3,622.5	Weighted average number of outstanding shares (c)		3,622.4	3,622.5
3,146	Net cash provided by operating activities		4,554	4,185	(8.1)

3,912	Capital expenditures		2,779	2,875	3.5

i	i	i
(a)	i	Excluding special items. For a detailed explanation of adjusted net profit by division see page 21.
(b)	i	This item mainly pertained to intra-group sales of commodities, services and capital goods recorded in the assets of the purchasing business segment as of the end of the period.
(c)	i	Fully diluted (million shares).
Trading environment indicatorsi

Fourth Quarter 2010	First Quarter 2010	First Quarter 2011	% Ch.

86.48	Average price of Brent dated crude oil (a)		76.24	104.97	37.7
1.359	Average EUR/USD exchange rate (b)		1.384	1.367	(1.2)
63.64	Average price in euro of Brent dated crude oil		55.09	76.79	39.4
2.74	Average European refining margin (c)		2.40	1.74	(27.5)
3.78	Average European refining margin Brent/Ural (c)		3.20	3.30	3.1
2.02	Average European refining margin in euro		1.74	1.27	(27.0)
1.0	Euribor - three-month euro rate	(%)	0.6	1.1	83.3
0.3	Libor - three-month dollar rate	(%)		0.3	0.3

(a)	In USD dollars per barrel. Source: Platt’s Oilgram.
(b)	Source: ECB.
(c)	In USD per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.

Group results
Net profit attributable to Eni’s shareholders for the first quarter of 2011 was euro 2,547 million, an increase of euro 325 million from the first quarter of 2010, up 14.6%. The result was driven by an improved operating performance (up euro 791 million, or 16.3%) which was mainly reported by the Exploration & Production Division on the back of stronger oil prices. The first quarter result also benefited from lower net finance and exchange rate charges (up euro 162 million) due to net positive change in fair value of certain derivatives on exchange rates which did not meet the formal criteria for hedging accounting provided by IAS 39 reflecting the steep movement in the euro vs. the US dollar exchange rate recorded at the end of the quarter. These positive factors were partly offset by higher income taxes (down euro 479 million) due to higher taxable profit.

Adjusted net profit attributable to Eni’s shareholders amounted to euro 2,216 million, an increase of euro 394 million from the first quarter of 2010, up 21.6%. Adjusted net profit was calculated by excluding an inventory holding gain amounting to euro 474 million and special charges of euro 143 million, resulting in a net negative adjustment of euro 331 million. Special charges in operating profit included negative fair value evaluation of certain commodity derivatives which did not meet the formal criteria for hedge accounting provided by IAS 39. Other special charges related to immaterial expenses for redundancy incentives, impairment losses and environmental provisions. Special gains were recognized on the divestment of marginal assets in the Exploration & Production Division. Special charges in net profit mainly related to an adjustment to deferred taxation which was taken in connection with a proposed increase in the rate of a supplementary charge in respect of profits made by Exploration & Production activities in the UK Continental Shelf (euro 27 million). The rate change was considered to be substantively enacted for the purpose of preparing the 2011 first quarter consolidated accounts.

Results by division
The increase in the Group adjusted net profit reflected higher results reported by the following Divisions:

-	The Exploration & Production Division reported better net adjusted profit which was up by euro 588 million, or 47.2%, from the year-earlier quarter. This was driven by an improved operating performance (up by euro 1,002 million, or 32.1%) on the back of stronger oil and gas prices (up by 34.4% and 4.5%, respectively), which effects were partly absorbed by lower results made in Libya due to the shutdown of the GreenStream pipeline for gas exports to Europe from February 22, 2011, as well as the fact that almost all of Eni’s production facilities in the Country have been progressively halted throughout the period. From April 2011, Eni’s production in Libya has been flowing at 50-55 kboe/d net to Eni, mainly from the Wafa field to feed local production of electricity. The first quarter performance was also helped by a reduced adjusted tax rate, down by 4 percentage points.
-	The Petrochemical Division almost zeroed adjusted net loss on the back of an improved operating performance which reduced losses by 80% from the first quarter of 2010 (up euro 47 million). This was driven by better products margins, mainly in the olefins business.
-	The Engineering & Construction business (up euro 62 million, or 31.5%) reported a strong operating performance which was up by euro 53 million, or 18.3% from 2010. This reflected higher revenues and better return on the works executed in the quarter, mainly in the onshore construction and offshore drilling business units.

These increases were partly offset by a decrease in the adjusted net profit reported in the following Divisions:

-	The Gas & Power Division (down by euro 192 million, or 20.1%) was negatively affected by sharply lower results reported by the Marketing business (down by euro 326 million, or 53.1%). This negative performance was driven by weaker margins on gas sales in both the Italian market and key European markets due to rising competitive pressures. In addition, performance for the quarter was hit by lower seasonal sales. Lower results of the Marketing business were partly offset by a steady performance delivered by the Regulated businesses in Italy (up by 3.9%).
-	The Refining & Marketing Division reported an increase in adjusted net loss (from minus euro 30 million to minus euro 79 million). This was driven by a poor operating performance (down by euro 54 million) due to high costs for oil feedstock which were only partially transferred to product prices pressured by weak demand. Performance for the quarter was also hit by rising costs of energy utilities which are indexed to the costs of oil. Actions to improve efficiency and optimization partially helped the performance.

Liquidity and capital resources Summarized Group Balance Sheet[4]
(euro million)	Dec. 31, 2010	March 31, 2011	Change

Fixed assets
Property, plant and equipment	67,404	65,949	(1,455)
Inventories - compulsory stock	2,024	2,312	288
Intangible assets	11,172	11,072	(100)
Equity-accounted investments and other investments	6,090	6,132	42
Receivables and securities held for operating purposes	1,743	1,675	(68)
Net payables related to capital expenditures	(970)	(732)	238

	87,463	86,408	(1,055)
Net working capital
Inventories	6,589	6,414	(175)
Trade receivables	17,221	17,665	444
Trade payables	(13,111)	(11,665)	1,446
Tax payables and provisions for net deferred tax liabilities	(2,684)	(4,374)	(1,690)
Provisions	(11,792)	(11,501)	291
Other current assets and liabilities (a)	(1,286)	(521)	765

	(5,063)	(3,982)	1,081
Provisions for employee post-retirement benefits	(1,032)	(1,019)	13
Net assets held for sale including net borrowings	479	410	(69)

CAPITAL EMPLOYED, NET	81,847	81,817	(30)

Shareholders’ equity:
- Eni shareholders’ equity	51,206	51,966	760
- Non-controlling interest	4,522	4,900	378
	55,728	56,866	1,138
Net borrowings	26,119	24,951	(1,168)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	81,847	81,817	(30)

Leverage	0.47	0.44	(0.03)

i	i	i
(a)	i	Includes receivables and securities for financing operating activities for euro 380 million (euro 436 million at December 31, 2010) and securities covering technical reserves of Eni’s insurance activities for euro 272 million (euro 267 million at December 31, 2010).

The appreciation of the euro versus the US dollar, from December 31, 2010 (the EUR/USD exchange rate was 1.421 as of March 31, 2011, as compared to 1.336 as of December 31, 2010, up by 6.4%) reduced net capital employed, net equity and net borrowings by euro 2,180 million, euro 1,880 million, and euro 300 million, respectively, as a result of exchange rate translation differences.

Fixed assets amounted to euro 86,408 million, representing a decrease of euro 1,055 million from December 31, 2010, reflecting depreciation, depletion, amortization and impairment charges (euro 2,124 million) and exchange rate translation differences, partly offset by capital expenditures incurred in the period (euro 2,875 million).

Net working capital amounted to a negative euro 3,982 million, representing an increase of euro 1,081 million, mainly due to the payment of a portion of payables in respect of the Company’s gas suppliers outstanding as of end of 2010 due to the take-or-pay position accrued in 2010 (euro 170 million) and a higher balance of receivables and payables from joint-venture partners in the Exploration & Production Division (up euro 492 million). Lower trade payables were offset by increased tax payables and net provisions for deferred tax liabilities accrued in the quarter.

Net assets held for sale including related liabilities (euro 410 million) mainly related to the following assets: the subsidiary Gas Brasiliano Distribuidora, following the preliminary agreement signed with a third party to divest its entire share capital, and Eni’s subsidiaries and associates engaged in gas transport in Germany, Switzerland and Austria for which a divestment plan has been agreed upon with the European Commission as part of Eni’s commitments to settle an antitrust proceeding.

Shareholders’ equity including non-controlling interest of euro 56,866 million increased by euro 1,138 million, reflecting comprehensive income for the period (euro 1,110 million) which consisted of net profit for the period (euro 2,959 million), partly offset by negative foreign currency exchange differences (down euro 1,883 million).

__________________

(4)	The summarized group balance sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria which consider the enterprise conventionally divided into the three fundamental areas focusing on resource investments, operations and financing. Management believes that this summarized group balance sheet is useful information in assisting investors to assess Eni’s capital structure and to analyze its sources of funds and investments in fixed assets and working capital. Management uses the summarized group balance sheet to calculate key ratios such as return on capital employed (ROACE) and the proportion of net borrowings to shareholders’ equity (leverage) intended to evaluate whether Eni’s financing structure is sound and well-balanced.

Summarized Group Cash Flow Statement5

(euro million)

Fourth Quarter 2010	First Quarter 2010	First Quarter 2011	Change

844	Net profit	2,419	2,959	540
	Adjustments to reconcile net profit to net cash provided by operating activities:
2,979	- depreciation, depletion and amortization and other non-monetary items	1,901	2,003	102
(173)	- net gains on disposal of assets	(169)	(19)	150
2,292	- dividends, interest, taxes and other changes	2,471	2,907	436
(35)	Changes in working capital related to operations	(370)	(1,729)	(1,359)
(2,761)	Dividends received, taxes paid, interest (paid) received during the period	(1,698)	(1,936)	(238)
3,146	Net cash provided by operating activities	4,554	4,185	(369)

(3,912)	Capital expenditures	(2,779)	(2,875)	(96)
(109)	Investments and purchase of consolidated subsidiaries and businesses	(39)	(41)	(2)
211	Disposals	729	26	(703)
330	Other cash flow related to capital expenditures, investments and disposals	(118)	(195)	(77)

(334)	Free cash flow	2,347	1,100	(1,247)
(44)	Borrowings (repayment) of debt related to financing activities	(88)	(67)	21
548	Changes in short and long-term financial debt	(1,484)	(637)	847
(143)	Dividends paid and changes in non-controlling interest and reserves	13	5	(8)
10	Effect of changes in consolidation and exchange differences	49	(28)	(77)

37	NET CASH FLOW FOR THE PERIOD	837	373	(464)

Change in net borrowings

(euro million)

Fourth Quarter 2010	First Quarter 2010	First Quarter 2011	Change

(334)	Free cash flow	2,347	1,100	(1,247)
(33)	Net borrowings of acquired companies
(348)	Exchange differences on net borrowings and other changes	(357)	63	420
(143)	Dividends paid and changes in non-controlling interest and reserves	13	5	(8)
(858)	CHANGE IN NET BORROWINGS	2,003	1,168	(835)

Net cash provided by operating activities (euro 4,185 million) funded cash outflows relating to capital expenditures totaling euro 2,875 million and helped pay down finance debt (down by euro 1,168 million). Cash flow from operating activities was negatively affected by a lower cash inflow of euro 347 million associated with transferring trade receivables due beyond end of 2010 to factoring institutions in the fourth quarter of 2010 amounting to euro 1,279 million, while the current quarter benefited from transferring euro 932 million of trade receivables due beyond March 31, 2011 to the same institutions.

Other information
Continuing listing standards provided by Article No. 36 of Italian exchanges regulation about issuers that control subsidiaries incorporated or regulated in accordance with laws of extra-EU countries.
Certain provisions have been recently enacted regulating continuing Italian listing standards of issuers controlling subsidiaries that are incorporated or regulated in accordance with laws of extra-EU Countries, also having a material impact on the consolidated financial statements of the parent company. Regarding the aforementioned provisions, as of March 31, 2011, nine of Eni’s subsidiaries – Burren Energy (Bermuda) Ltd, Eni Congo SA, Eni Norge AS, Eni Petroleum Co Inc, NAOC-Nigerian Agip Oil Co Ltd, Nigerian Agip Exploration Ltd, Trans Tunisian Pipeline Co Ltd, Burren Energy (Congo) Ltd and Eni Finance USA Inc – fall within the scope of the new continuing listing standard as stated in the Annual Report 2010 as of December 31, 2010. Eni has already adopted adequate procedures to ensure full compliance with the new regulation.

Financial and operating information by Division for the first quarter of 2011 is provided in the following pages.

__________________

(5)	Eni’s summarized group cash flow statement derives from the statutory statement of cash flows. It enables investors to understand the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. The measure enabling such a link is represented by the free cash flow which is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences. The free cash flow is a non-GAAP measure of financial performance.

Exploration & Production

Fourth Quarter 2010	RESULTS	First Quarter 2010	First Quarter 2011	% Ch.

8,280	Net sales from operations	(euro million)	7,385	7,474	1.2
3,799	Operating profit		3,297	4,106	24.5
229	Exclusion of special items:		(179)	14
30	- environmental charges
97	- asset impairments
(17)	- gains on disposal of assets		(160)	(17)
84	- provision for redundancy incentives		2	2
31	- re-measurement gains/losses on commodity derivatives		(21)	29
4	- other
4,028	Adjusted operating profit		3,118	4,120	32.1
(49)	Net financial income (expense) (a)		(49)	(57)
(8)	Net income (expense) from investments (a)		67	117
(2,384)	Income taxes (a)		(1,891)	(2,347)
60.0	Tax rate	(%)	60.3	56.1
1,587	Adjusted net profit		1,245	1,833	47.2

	Results also include:
2,015	- amortization and depreciation		1,680	1,588	(5.5)
	of which:
318	exploration expenditures		312	266	(14.7)
201	- amortization of exploratory drilling expenditures and other		231	163	(29.4)
117	- amortization of geological and geophysical exploration expenses		81	103	27.2
2,573	Capital expenditures		1,964	1,952	(0.6)
	of which:
294	- exploratory expenditure (b)		256	236	(7.8)

	Production (c) (d)
1,049	Liquids (e)	(kbbl/d)	1,011	899	(11.1)
5,021	Natural gas	(mmcf/d)	4,615	4,356	(6.1)
1,954	Total hydrocarbons	(kboe/d)	1,842	1,684	(8.6)

	Average realizations
76.72	Liquids (e)	($/bbl)	70.93	95.36	34.4
6.75	Natural gas	($/mmcf)	5.73	5.99	4.5
59.55	Total hydrocarbons	($/boe)	53.48	66.62	24.6

	Average oil market prices
86.48	Brent dated	($/bbl)	76.24	104.97	37.7
63.64	Brent dated	(euro/bbl)	55.09	76.79	39.4
85.06	West Texas Intermediate	($/bbl)	78.67	93.98	19.5
134.20	Gas Henry Hub	($/kcm)	181.90	146.91	(19.2)

(a)	Excluding special items.
(b)	Includes exploration bonuses.
(c)	Supplementary operating data is provided on page 38.
(d)	Includes Eni’s share of production of equity-accounted entities.
(e)	Includes condensates.

Results
The Exploration & Production Division reported adjusted operating profit amounting to euro 4,120 million for the first quarter of 2011, representing an increase of euro 1,002 million from the first quarter of 2010, up 32.1%. The positive performance was driven by higher oil and gas prices (up 34.4% and 4.5%, respectively), whose effects were partly absorbed by lower results reported in Libya due to the shutdown of the GreenStream pipeline for gas exports to Europe from February 22, 2011, as well as the fact that almost all of Eni’s production facilities in the Country have been progressively halted throughout the period. From April 2011, Eni’s production in Libya has been flowing at 50-55 kboe/d net to Eni, mainly from the Wafa field to serve local production of electricity. The first quarter performance was also helped by lower exploration expenditures.

Special charges excluded from adjusted operating profit amounted to euro 14 million and consisted mainly of gains from the divestment of certain non-strategic assets and re-measurement gains recorded on fair value evaluation of the ineffective portion of certain cash flow hedge commodity derivatives.

First-quarter adjusted net profit increased by euro 588 million to euro 1,833 million (up by 47.2%) from the first quarter of 2010 due to an improved operating performance and higher results from associates. This increase was also supported by a lower tax rate (down 4 percentage points) mainly due to non-taxable dividends earned in the quarter and the reversal to profit of certain provisions which were taxed in previous quarters.

Operating review
Eni reported liquids and gas production of 1,684 kboe/d for the first quarter of 2010, down by 8.6% from the first quarter of 2010 (down 158 kboe/d). The size of this reduction was explained by the shutdown of activities at several of Eni’s producing sites in Libya and the closure of the GreenStream pipeline transporting gas from Libya to Italy occurred on February 22, 2011, as a result of ongoing political instability and conflict in the Country. From April 2011, Eni production in Libya has been flowing at 50-55 kboe/d entirely supplied to local production of electricity. Performance for the quarter was negatively impacted by lower entitlements in the Company’s PSAs due to higher oil prices with an overall effect of 32 kboe/d compared to the year-earlier quarter, in addition to the above mentioned Libyan shutdown that caused a production loss of 129 kboe/d compared to the first quarter of 2010. These negatives were partly offset by continuing production ramp-up in Egypt, Iraq and Italy. The share of oil and natural gas produced outside Italy was 89% (90% in the first quarter of 2010).

Liquids production (899 kbbl/d) decreased by 112 kbbl/d, or 11.1% due to production losses in Libya and lower entitlements in the Company’s PSAs. The main increases were registered in Italy, as a result of the Val d’Agri phase 2 (Eni 60.77%) ramp-up, Iraq due to growth in the Zubair field (Eni 32.8%) and an improved performance in Egypt.

Natural gas production (4,356 mmcf/d) decreased by 259 mmcf/d from the first quarter of 2010 (down 6.1%) due to production losses in Libya, partly offset by a better performance achieved in Nigeria, Congo and Egypt.

Liquids and gas realizations for the first quarter in dollar terms increased by 34.4% on average driven by higher oil prices for market benchmarks (the Brent crude price increased by 37.7%).
Eni’s average liquids realizations decreased by 1.30 $/bbl due to the settlement of certain commodity derivatives relating to the sale of 2.2 mmbbl in the quarter. This was part of a derivative transaction the Company entered into in order to hedge exposure to the variability in future cash flows expected from the sale of a portion of the Company’s proved reserves for an original amount of approximately 125.7 mmbbl in the 2008-2011 period, decreasing to approximately 6.8 mmbbl as of end of March 2011.
Eni’s average gas realizations increased at a slower pace in the quarter (up 4.5%) due to time lags in oil-linked pricing formulae.

Fourth Quarter 2010	First Quarter 2010	First Quarter 2011

100.2	Sales volumes	(mmbbl)	85.8	75.7
7.2	Sales volumes hedged by derivatives (cash flow hedge)		7.1	2.2

78.39	Total price per barrel, excluding derivatives	($/bbl)	72.06	96.66
(1.67)	Realized gains (losses) on derivatives		(1.13)	(1.30)

76.72	Total average price per barrel		70.93	95.36

Gas & Power

Fourth Quarter 2010	First Quarter 2010	First Quarter 2011	% Ch.

	RESULTS	(euro million)
9,096	Net sales from operations		8,708	10,614	21.9
550	Operating profit		1,316	910	(30.9)
11	Exclusion of inventory holding (gains) losses		(81)	(41)
216	Exclusion of special items		32	89
	of which:
(270)	Non-recurring items
486	Other special items:		32	89
14	- environmental charges		5	1
426	- asset impairments		10
2	- gains on disposal of assets
78	- risk provisions
64	- provision for redundancy incentives		6	3
(60)	- re-measurement gains/losses on commodity derivatives		11	80
(38)	- other			5
777	Adjusted operating profit		1,267	958	(24.4)
180	Marketing		614	288	(53.1)
529	Regulated businesses in Italy		533	554	3.9
68	International transport		120	116	(3.3)
5	Net finance income (expense) (a)		(2)	5
93	Net income from investments (a)		100	116
(231)	Income taxes (a)		(410)	(316)
26.4	Tax rate	(%)	30.0	29.3
644	Adjusted net profit		955	763	(20.1)
615	Capital expenditures		310	279	(10.0)

	Natural gas sales	(bcm)
10.55	Italy		10.87	11.98	10.2
18.21	International sales		19.64	20.35	3.6
16.16	- Rest of Europe		17.61	18.28	3.8
0.53	- Extra European markets		0.43	1.32	..
1.52	- E&P sales in Europe and in the Gulf of Mexico		1.60	0.75	(53.1)
28.76	WORLDWIDE GAS SALES		30.51	32.33	6.0
	of which:
24.42	- Sales of consolidated subsidiaries		26.45	28.77	8.8
2.82	- Eni’s share of sales of natural gas of affiliates		2.46	2.81	14.2
1.52	- E&P sales in Europe and in the Gulf of Mexico		1.60	0.75	(53.1)
10.23	Electricity sales	(TWh)	9.00	9.68	7.6
23.00	Gas volumes transported in Italy	(bcm)	23.98	23.59	(1.6)

i	i	i
(a)		Excluding special items.

Results
In the first quarter of 2011, the Gas & Power Division reported adjusted operating profit of euro 958 million, a decrease of euro 309 million from the first quarter of 2010, down 24.4%. The decrease was due to sharply lower results delivered by the Marketing business (down 53.1%). The Marketing business results were also affected by higher gains on non-hedging commodity derivatives amounting to euro 80 million which could be associated with future sales of gas and electricity. As those derivatives did not meet the formal criteria to be designated as hedges under IFRS, the Company was barred from applying hedge accounting and thus gains and losses associated with those derivatives cannot be brought forward to the reporting periods when the associated sales occur. However, in assessing the underlying performance of the Marketing business, management calculates the EBITDA pro-forma adjusted which represents those derivatives as being hedges with associated gains and losses recognized in the reporting period when the relevant sales occur. Management believes that disclosing this measure is helpful in assisting investors to understand these particular business trends (see page 17). The EBITDA pro-forma adjusted also includes Eni’s share of results of entities which are equity-accounted for statutory reporting purposes and confirms the size of the decline of the business reflecting underlying business trends.

Special items excluded from operating profit amounted to net charges of euro 89 million. These mainly related to negative fair value evaluation of certain commodity derivatives which did not meet the formal criteria for hedging accounting in the Marketing business (euro 80 million), as well as provisions for redundancy incentives.

Adjusted net profit for the first quarter of 2011 was euro 763 million, declining by euro 192 million from 2010 (down 20.1%) due to a lowered operating performance.

Operating review

Marketing
In the first quarter of 2011, the Marketing business reported a sharply lower adjusted operating profit of euro 288 million, down euro 326 million, or 53.1% from the first quarter of 2010. Considering the impact associated with the above mentioned non-hedging commodity derivatives, Marketing results were negatively impacted by:
(i) lower margins on gas sales registered in Italy, due to increasing competitive pressures, as a results of prevaling oversupply in the marketplace and sluggish demand growth, which pressured prices to customers during the marketing campaign for the thermal year 2010-2011;
(ii) lower margins on gas sales registered in European markets due to competitive pressure;
(iii) a negative impact associated with lower seasonal gas sales and an unfavorable trend in energy parameters to which gas purchase costs and selling prices are indexed.

These negatives were partly offset by higher sales in key European markets and Italy (up by an overall 8.8% for consolidated entities), as well as the renegotiation of a number of long-term supply contracts. Performance for the quarter also included a gain of euro 61 million recorded on fair value evaluation of certain commodity derivatives the Company entered into to manage economic margins as provided by the new business model of the Marketing activity.

NATURAL GAS SALES BY MARKET

(bcm)

Fourth Quarter 2010	First Quarter 2010	First Quarter 2011	% Ch.

10.55	ITALY	10.87	11.98	10.2
1.76	- Wholesalers	1.93	2.24	16.1
	- Gas release	0.40		..
1.69	- Italian exchange for gas and spot markets	1.04	1.60	53.8
1.89	- Industries	1.58	1.99	25.9
0.37	- Medium-sized enterprises and services	0.52	0.46	(11.5)
1.14	- Power generation	0.75	1.17	56.0
2.14	- Residential	3.11	2.87	(7.7)
1.56	- Own consumption	1.54	1.65	7.1
18.21	INTERNATIONAL SALES	19.64	20.35	3.6
16.16	Rest of Europe	17.61	18.28	3.8
1.72	- Importers in Italy	3.22	1.85	(42.5)
14.44	- European markets	14.39	16.43	14.2
1.86	Iberian Peninsula	1.63	2.04	25.2
1.61	Germany/Austria	1.82	2.07	13.7
4.15	Belgium	5.22	4.02	(23.0)
0.84	Hungary	1.09	1.07	(1.8)
2.04	UK/Northern Europe	1.41	1.67	18.4
1.47	Turkey	0.98	1.86	89.8
2.00	France	1.77	2.55	44.1
0.47	Other	0.47	1.15	..
0.53	Extra European markets	0.43	1.32	..
1.52	E&P sales in Europe and in the Gulf of Mexico	1.60	0.75	(53.1)
28.76	WORLDWIDE GAS SALES	30.51	32.33	6.0

Sales of natural gas for the first quarter of 2011 were 32.33 bcm, demonstrating an important progress from the first quarter of 2010 (up by 1.82 bcm, or 6%). Sales included Eni’s own consumption, Eni’s share of sales made by equity-accounted entities and upstream sales in Europe and the Gulf of Mexico.

Sales volumes in the Italian market amounted to 11.98 bcm, up 1.11 bcm, or 10.2%, due to higher spot volumes on the PVS and the power exchange (up 0.56 bcm), power generation (up 0.42 bcm), industrial (up 0.41 bcm) and wholesalers (up 0.31 bcm) segments due to the recapture of clients. The residential segment registered a decrease due to unfavorable weather conditions (down 0.24 bcm).

Sales in European markets increased by 2.04 bcm, up 14.2%, to 16.43 bcm reflecting organic growth achieved in key markets, with the exception of the Belgian market where sales were affected by competitive pressures (down 1.20 bcm). The European markets which posted the largest increases were: (i) the Turkish market (up 0.88 bcm); (ii) the French market (up 0.78 bcm), due to the consolidation of the subsidiary Altergaz controlled by Eni since the end of 2010 and ongoing marketing activities; (iii) the Iberian Peninsula markets (up 0.41 bcm); and (iv) Germany/Austria (up 0.25 bcm).

Sales to importers in Italy declined by 1.37 bcm (down 42.5%) due to lower volumes purchased and lower availability of Libyan gas as a result of the closure of the GreenStream pipeline transporting gas from Libya to Italy.

Electricity sales for the first quarter of 2011 increased by 7.6% to 9.68 TWh from the first quarter of 2010, due to higher volumes traded on the Italian power exchange (up 0.57 TWh) benefiting from greater availability of power from production and trading activities. The clients portfolio registered an increase particularly in the large segment.

Regulated businesses in Italy
These businesses reported an adjusted operating profit of euro 554 million for the first quarter of 2011, up euro 21 million, or 3.9%, from the same period of 2010. This was due to an improved performance from all the regulated activities reflecting higher yields of new capital expenditures and efficiency actions.

Volumes of gas transported in Italy in the first quarter of 2011 were 23.59 bcm decreasing by 0.39 bcm, or 1.6%, from the first quarter of 2010.

Other performance indicators

Follows a breakdown of the pro-forma adjusted EBITDA by business:

(euro million)

Fourth Quarter 2010	First Quarter 2010	First Quarter 2011	% Ch.

921	Pro-forma adjusted EBITDA	1,432	1,054	(26.4)
387	Marketing	856	456	(46.7)
(13)	of which: +/(-) adjustment on commodity derivatives	21	(59)
389	Regulated businesses in Italy	379	393	3.7
145	International transport	197	205	4.1

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization charges) on an adjusted basis is calculated by adding amortization and depreciation charges to adjusted operating profit, which is also modified to take into account the impact associated with certain derivatives instruments as detailed below. This performance indicator includes the adjusted EBITDA of Eni’s wholly owned subsidiaries and Eni’s share of adjusted EBITDA generated by certain associates which are accounted for under the equity method for IFRS purposes. Snam Rete Gas’ EBITDA is included according to Eni’s share of equity (55.55% as of March 31, 2011, which takes into account the amount of own shares held in treasury by the subsidiary itself) although this Company is fully consolidated when preparing consolidated financial statements in accordance with IFRS, due to its listed company status. Italgas SpA and Stoccaggi Gas Italia SpA results are also included according to the same share of equity as Snam Rete Gas, due to the restructuring which involved Eni’s regulated business in the Italian gas sector. The parent company Eni SpA, divested the entire share capital of the two subsidiaries to Snam Rete Gas. In order to calculate the EBITDA pro-forma adjusted, the adjusted operating profit of the Marketing business has been modified to take into account the impact of the settlement of certain commodity and exchange rate derivatives that do not meet the formal criteria to be classified as hedges under the IFRS. These are entered into by the Company in respect of certain amounts of gas and electricity that the Company expects to supply at fixed prices during future periods. The impact of those derivatives has been allocated to the EBITDA pro-forma adjusted relating to the reporting periods during which those supplies at fixed prices are recognized. Management believes that the EBITDA pro-forma adjusted is an important alternative measure to assess the performance of Eni’s Gas & Power Division, taking into account evidence that this Division is comparable to European utilities in the gas and power generation sector. This measure is provided in order to assist investors and financial analysts in assessing the divisional performance of Eni Gas & Power, as compared to its European peers, as EBITDA is widely used as the main performance indicator for utilities. The EBITDA pro-forma adjusted is a non-GAAP measure under IFRS.

Refining & Marketing

Fourth Quarter 2010	First Quarter 2010	First Quarter 2011	% Ch.

	RESULTS	(euro million)
12,211	Net sales from operations		9,346	11,806	26.3
(146)	Operating profit		105	303	..
(167)	Exclusion of inventory holding (gains) losses		(232)	(508)
274	Exclusion of special items:		33	57
133	- environmental charges		17	14
29	- asset impairments		22	16
(6)	- gains on disposal of assets		(10)	(4)
2	- risk provisions
105	- provision for redundancy incentives		2	3
7	- re-measurement gains/losses on commodity derivatives		2	26
4	- other			2
(39)	Adjusted operating profit		(94)	(148)	57.4
(7)	Net income (expense) from investments (a)		45	27
(2)	Income taxes (a)		19	42
..	Tax rate	(%)	..	..
(48)	Adjusted net profit		(30)	(79)	..
381	Capital expenditures		118	132	11.9

	Global indicator refining margin
2.74	Brent	($/bbl)	2.40	1.74	(27.5)
2.02	Brent	(euro /bbl)	1.74	1.27	(27.0)
3.78	Brent/Ural	($/bbl)	3.20	3.30	3.1

	REFINING THROUGHPUTS AND SALES	(mmtonnes)
6.66	Refining throughputs of wholly-owned refineries		5.86	5.96	1.7
7.66	Refining throughputs on own account Italy		6.88	7.03	2.2
1.32	Refining throughputs on own account Rest of Europe		1.26	1.11	(11.9)
8.98	REFINING THROUGHPUTS ON OWN ACCOUNT		8.14	8.14
2.17	Retail sales Italy		2.01	1.94	(3.5)
0.75	Retail sales Rest of Europe		0.67	0.70	4.5
2.92	Total retail sales in Europe		2.68	2.64	(1.5)
2.58	Wholesale Italy		2.04	2.19	7.4
0.99	Wholesale Rest of Europe		0.86	0.81	(5.8)
3.57	Total wholesale in Europe		2.90	3.00	3.4
0.11	Wholesale other		0.09	0.10	11.1
5.55	Other sales		5.20	4.60	(11.5)
12.15	TOTAL SALES		10.87	10.34	(4.9)

	Refined product sales by region
7.01	Italy		6.17	6.17
1.74	Rest of Europe		1.53	1.51	(1.3)
3.40	Rest of World		3.17	2.66	(16.1)

i	i	i
(a)	i	Excluding special items.

Results
In the first quarter of 2011 the Refining & Marketing business reported an adjusted operating loss amounting to euro 148 million, down euro 54 million, or 57.4%, from the same period of 2010. The poor performance reflected an unfavorable pricing scenario due to high costs for oil feedstock which were only partially transferred to product prices pressured by weak demand. In addition, performance for the quarter was it by rising costs for plant utilities which are indexed to the cost of crude oil.
The negative impact of the trading environment for the refining business was mitigated by improved profitability of Eni’s complex refineries helped by widening price differentials between sweet and sour crudes, higher pricing premiums for gasoline and gasoil compared to fuel oil as well efficiency and integration of refinery cycles. Marketing activities were negatively affected by rapidly rising oil costs that were only partially transferred to product prices, as well as a time-lag in the indexation of certain selling prices in respect to supply costs mainly in the avio business.

Special charges excluded from adjusted operating loss amounted to euro 57 million and mainly related to re-measurement losses recorded on fair value evaluation of certain commodity derivatives which did not meet the formal criteria for hedging accounting, impairment of capital expenditures on assets impaired in previous reporting periods, environmental provisions, and a provisions for redundancy incentives.

In the first quarter of 2011, adjusted net loss was euro 79 million (down euro 49 million from the first quarter of 2010) mainly due to a lower operating performance.

Operating review
Eni’s refining throughputs for the first quarter of 2011 were 8.14 mmtonnes, unchanged from 2010. Higher volumes were processed in Italy (up approximately 150 ktonnes, or 2.2%) reflecting the better performance of the Taranto refinery as a result of an improved environment for complex cycles, and Sannazzaro due to unplanned facility downtime in the corresponding quarter of 2010. These positives were partly offset by lower volumes processed at the Gela refinery, due to unplanned facility downtime, and lower capacity utilization in response to a weak market environment at the Venezia and Livorno refineries.

Retail sales in Italy (1.94 mmtonnes) decreased by approximately 70 ktonnes, down 3.5% also due to lower consumption. Lower gasoline and gasoil sales were recorded particularly in the premium segment which was impacted the most by rising fuel prices.
Eni’s retail market share for the first quarter was 30.0%, down 0.5 percentage points from the first quarter 2010 (30.5%).

Wholesale sales in Italy (2.19 mmtonnes) increased by approximately 150 ktonnes, up 7.4%, due to higher sales of jet fuel for the aviation segment, bitumen and coke, partly offset by lower sales of gasoil and LPG in relation to lower demand for products.

Retail sales in the rest of Europe (approximately 700 ktonnes) registered a slight increase from the first quarter of 2010 (up 4.5%), mainly driven by volume additions in Austria, reflecting the purchase of service stations in 2010, but partly offset by lower sales in Germany.

Wholesale sales in the rest of Europe (810 ktonnes) decreased by approximately 50 ktonnes, mainly in Germany and the Czech Republic due to lower availability of refined products.

Summarized Group profit and loss account

(euro million)

Fourth Quarter 2010	First Quarter 2010	First Quarter 2011	% Ch.

28,113	Net sales from operations		24,804	28,779	16.0
208	Other income and revenues		285	233	(18.2)
(22,456)	Operating expenses		(18,096)	(21,222)	(17.3)
246	of which non-recurring items
61	Other operating income (expense)		38	(28)	..
(3,051)	Depreciation, depletion, amortization and impairments		(2,184)	(2,124)	2.7

2,875	Operating profit		4,847	5,638	16.3
(186)	Finance income (expense)		(245)	(83)	66.1
287	Net income from investments		225	291	29.3

2,976	Profit before income taxes		4,827	5,846	21.1
(2,132)	Income taxes		(2,408)	(2,887)	(19.9)
71.6	Tax rate	(%)	49.9	49.4
844	Net profit		2,419	2,959	22.3
	of which attributable to:
548	- Eni’s shareholders		2,222	2,547	14.6
296	- Non-controlling interest		197	412	..

548	Net profit attributable to Eni’s shareholders		2,222	2,547	14.6
(96)	Exclusion of inventory holding (gains) losses		(280)	(474)
1,271	Exclusion of special items		(120)	143
	of which:
(246)	- non-recurring items
1,517	- other special items		(120)	143
1,723	Adjusted net profit attributable to Eni’s shareholders (a)		1,822	2,216	21.6

i
(a)		For a detailed explanation of adjusted operating profit and adjusted net profit see the paragraph "Reconciliation of reported operating profit and reported net profit to results on an adjusted basis".

Non-GAAP measures

Management evaluates Group and business performance on the basis of adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses and special items. Furthermore, finance charges on finance debt, interest income, gains or losses deriving from the evaluation of certain derivative financial instruments at fair value through profit or loss (as they do not meet the formal criteria to be assessed as hedges under IFRS, excluding commodity derivatives), and exchange rate differences are all excluded when determining adjusted net profit of each business segment. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them. The Italian statutory tax rate is applied to finance charges and income (34% is applied to charges recorded by companies in the energy sector, whilst a tax rate of 27.5% is applied to all other companies). Adjusted operating profit and adjusted net profit are non-GAAP financial measures under either IFRS, or US GAAP. Management includes them in order to facilitate a comparison of base business performance across periods and allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models. In addition, management uses segmental adjusted net profit when calculating return on average capital employed (ROACE) by each business segment.

The following is a description of items that are excluded from the calculation of adjusted results.
Inventory holding gain or loss is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting.

Special items include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; or (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones. As provided for in Decision No. 15519 of July 27, 2006, of the Italian market regulator (CONSOB), non recurring material income or charges are to be clearly reported in the management’s discussion and include gains and losses on re-measurement at fair value of certain commodity derivatives, which do not meet formal criteria to the classified as hedges under IFRS, including the ineffective portion of cash flow hedges.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. In addition gains or losses on the fair value evaluation of the aforementioned derivative financial instruments, excluding commodity derivatives, and exchange rate differences are excluded from the adjusted net profit of business segments. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment-operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production Division). Finance charges or interest income and related taxation effects excluded from the adjusted net profit of the business segments are allocated on the aggregate Corporate and financial companies.

For a reconciliation of adjusted operating profit and adjusted net profit to reported operating profit and reported net profit see tables below.

First Quarter of 2011	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group
(euro million)
Reported operating profit	4,106	910	303	108	354	(27)	(112)	(4)	5,638
Exclusion of inventory holding (gains) losses		(41)	(508)	(120)					(669)

Exclusion of special items:
environmental charges		1	14						15
asset impairments			16			1			17
gains on disposal of assets	(17)		(4)		1				(20)
provision for redundancy incentives	2	3	3				4		12
re-measurement gains/losses on commodity derivatives	29	80	26		(13)				122
other		5	2			(19)	24		12

Special items of operating profit	14	89	57		(12)	(18)	28		158

Adjusted operating profit	4,120	958	(148)	(12)	342	(45)	(84)	(4)	5,127
Net finance (expense) income (a)	(57)	5					(31)		(83)
Net income from investments (a)	117	116	27		5				265
Income taxes (a)	(2,347)	(316)	42	7	(88)		20	1	(2,681)

Tax rate (%)	56.1	29.3	..		25.4				50.5
Adjusted net profit	1,833	763	(79)	(5)	259	(45)	(95)	(3)	2,628

of which:
- Adjusted net profit of non-controlling interest									412
- Adjusted net profit attributable to Eni’s shareholders									2,216

Reported net profit attributable to Eni’s shareholders									2,547

Exclusion of inventory holding (gains) losses									(474)
Exclusion of special items									143

Adjusted net profit attributable to Eni’s shareholders									2,216

(a)	Excluding special items.

First Quarter of 2010	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group
(euro million)
Reported operating profit	3,297	1,316	105	36	291	(60)	(70)	(68)	4,847
Exclusion of inventory holding (gains) losses		(81)	(232)	(96)					(409)

Exclusion of special items:
environmental charges		5	17						22
asset impairments		10	22						32
gains on disposal of assets	(160)		(10)						(170)
provision for redundancy incentives	2	6	2	1		1	5		17
re-measurement gains/losses on commodity derivatives	(21)	11	2		(2)				(10)
other						2			2

Special items of operating profit	(179)	32	33	1	(2)	3	5		(107)

Adjusted operating profit	3,118	1,267	(94)	(59)	289	(57)	(65)	(68)	4,331
Net finance (expense) income (a)	(49)	(2)					(194)		(245)
Net income (expense) from investments (a)	67	100	45		2	(4)			210
Income taxes (a)	(1,891)	(410)	19	16	(94)		57	26	(2,277)

Tax rate (%)	60.3	30.0	..		32.3				53.0
Adjusted net profit	1,245	955	(30)	(43)	197	(61)	(202)	(42)	2,019

of which:
- Adjusted net profit of non-controlling interest									197
- Adjusted net profit attributable to Eni’s shareholders									1,822

Reported net profit attributable to Eni’s shareholders									2,222

Exclusion of inventory holding (gains) losses									(280)
Exclusion of special items									(120)

Adjusted net profit attributable to Eni’s shareholders									1,822

(a)	Excluding special items.

Fourth Quarter of 2010	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group
(euro million)
Reported operating profit	3,799	550	(146)	(163)	350	(1,151)	(162)	(202)	2,875
Exclusion of inventory holding (gains) losses		11	(167)	24					(132)

Exclusion of special items
of which:
Non-recurring (income) charges		(270)			24				(246)
Other special (income) charges:	229	486	274	65	4	1,108	76		2,242
environmental charges	30	14	133			1,092			1,269
asset impairments	97	426	29	43	3	(1)			597
gains on disposal of assets	(17)	2	(6)		5				(16)
risk provisions		78	2			1	8		89
provision for redundancy incentives	84	64	105	22	4	8	68		355
re-measurement gains/losses on commodity derivatives	31	(60)	7		(8)				(30)
other	4	(38)	4			8			(22)

Special items of operating profit	229	216	274	65	28	1,108	76		1,996

Adjusted operating profit	4,028	777	(39)	(74)	378	(43)	(86)	(202)	4,739
Net finance (expense) income (a)	(49)	5				1	(141)		(184)
Net income from investments (a)	(8)	93	(7)	(1)	3	2			82
Income taxes (a)	(2,384)	(231)	(2)	38	(115)		(1)	77	(2,618)

Tax rate (%)	60.0	26.4	..		30.2				56.5
Adjusted net profit	1,587	644	(48)	(37)	266	(40)	(228)	(125)	2,019

of which:
- Adjusted net profit of non-controlling interest									296
- Adjusted net profit attributable to Eni’s shareholders									1,723

Reported net profit attributable to Eni’s shareholders									548

Exclusion of inventory holding (gains) losses									(96)
Exclusion of special items:									1,271
- non-recurring (income) charges									(246)
- other special (income) charges									1,517

Adjusted net profit attributable to Eni’s shareholders									1,723

(a)	Excluding special items.

Breakdown of special items

(euro million)

Fourth Quarter 2010	First Quarter 2010	First Quarter 2011

(246)	Non-recurring charges (income)
(246)	of which: - settlement/payments on antitrust and other Authorities proceedings
2,242	Other special charges (income):	(107)	158
1,269	environmental charges	22	15
597	asset impairments	32	17
(16)	gains on disposal of assets	(170)	(20)
89	risk provisions
355	provisions for redundancy incentives	17	12
(30)	re-measurement gains/losses on commodity derivatives	(10)	122
(22)	other	2	12

1,996	Special items of operating profit	(107)	158

2	Net finance (income) expense
(190)	Net (income) expense from investments		24
	of which:
(175)	- gains on disposal of assets
8	- impairments
(537)	Income taxes	(13)	(39)
	of which:
29	- other special items		27
(566)	- taxes on special items of operating profit	(13)	(66)
1,271	Total special items of net profit	(120)	143

Adjusted operating profit

(euro million)

Fourth Quarter 2010	First Quarter 2010	First Quarter 2011	% Ch.

4,028	Exploration & Production	3,118	4,120	32.1
777	Gas & Power	1,267	958	(24.4)
(39)	Refining & Marketing	(94)	(148)	(57.4)
(74)	Petrochemicals	(59)	(12)	79.7
378	Engineering & Construction	289	342	18.3
(43)	Other activities	(57)	(45)	21.1
(86)	Corporate and financial companies	(65)	(84)	(29.2)
(202)	Impact of unrealized intragroup profit elimination	(68)	(4)
4,739		4,331	5,127	18.4

Net sales from operations

(euro million)

Fourth Quarter 2010	First Quarter 2010	First Quarter 2011	% Ch.

8,280	Exploration & Production	7,385	7,474	1.2
9,096	Gas & Power	8,708	10,614	21.9
12,211	Refining & Marketing	9,346	11,806	26.3
1,474	Petrochemicals	1,476	1,797	21.7
2,787	Engineering & Construction	2,512	2,785	10.9
28	Other activities	25	25
419	Corporate and financial companies	302	303	0.3
192	Impact of unrealized intragroup profit elimination	64	(101)
(6,374)	Consolidation adjustment	(5,014)	(5,924)
28,113		24,804	28,779	16.0

Operating expenses

(euro million)

Fourth Quarter 2010	First Quarter 2010	First Quarter 2011	% Ch.

20,961	Purchases, services and other	17,051	20,103	17.9
	of which:
(246)	- non-recurring (income) charges
1,185	- other special items	37	3
1,495	Payroll and related costs	1,045	1,119	7.1
	of which:
355	- provision for redundancy incentives	17	12
22,456		18,096	21,222	17.3

Gains and losses on non-hedging commodity derivate instruments

(euro million)

Fourth Quarter 2010	First Quarter 2010	First Quarter 2011

	Exploration & Production	21	(29)
31	- settled transactions
(31)	- re-measurement gains/losses	21	(29)
100	Gas & Power	19	4
40	- settled transactions	30	84
60	- re-measurement gains/losses	(11)	(80)
(39)	Refining & Marketing	(5)	(78)
(32)	- settled transactions	(3)	(52)
(7)	- re-measurement gains/losses	(2)	(26)
	Petrochemicals	1	2
	- settled transactions	1	2
	Engineering & Construction	2	12
(8)	- settled transactions		(1)
8	- re-measurement gains/losses	2	13

61	Derivatives lacking formal criteria for hedge accounting	38	(89)
31	- settled transactions	28	33
30	- re-measurement gains/losses	10	(122)
	Trading derivatives Gas & Power		61
61	Total	38	(28)

Depreciation, depletion, amortization and impairments

(euro million)

Fourth Quarter 2010	First Quarter 2010	First Quarter 2011	% Ch.

1,922	Exploration & Production	1,680	1,588	(5.5)
258	Gas & Power	244	248	1.6
93	Refining & Marketing	80	92	15.0
22	Petrochemicals	19	22	15.8
145	Engineering & Construction	114	145	27.2
1	Other activities	1		..
23	Corporate and financial companies	18	17	(5.6)
(6)	Impact of unrealized intragroup profit elimination	(4)	(5)
2,458	Total depreciation, depletion and amortization	2,152	2,107	(2.1)

593	Impairments	32	17	(46.9)

3,051		2,184	2,124	(2.7)

Net income from investments

(euro million)

First Quarter of 2011	Exploration & Production	Gas & Power	Refining & Marketing	Engineering & Construction	Other activities	Group

Share of gains (losses) from equity-accounted investments	34	113	48	5		200
Dividends	82	3	29			114
Other income (expense), net	1				(24)	(23)

	117	116	77	5	(24)	291

Income taxes

(euro million)

Fourth Quarter 2010	First Quarter 2010	First Quarter 2011	Change

	Profit before income taxes
(641)	Italy		1,151	1,312	161
3,617	Outside Italy		3,676	4,534	858
2,976			4,827	5,846	1,019
	Income taxes
(144)	Italy		450	538	88
2,276	Outside Italy		1,958	2,349	391
2,132			2,408	2,887	479
	Tax rate	(%)
22.5	Italy		39.1	41.0	1.9
62.9	Outside Italy		53.3	51.8	(1.5)
71.6			49.9	49.4	(0.5)

Leverage and net borrowings

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings – which is calculated by excluding cash and cash equivalents and certain very liquid assets from financial debt to shareholders’ equity, including minority interest. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

(euro million)

Dec. 31, 2010	March 31, 2011	Change

Total debt	27,783	27,058	(725)
Short-term debt	7,478	6,156	(1,322)
Long-term debt	20,305	20,902	597
Cash and cash equivalents	(1,549)	(1,922)	(373)
Securities held for non-operating purposes	(109)	(110)	(1)
Financing receivables for non-operating purposes	(6)	(75)	(69)

Net borrowings	26,119	24,951	(1,168)

Shareholders’ equity including non-controlling interest	55,728	56,866	1,138
Leverage	0.47	0.44	(0.03)

Bonds maturing in the 18-months period starting on March 31, 2011

(euro million)
Issuing entity	Amount at March 31, 2011 (a)
Eni Coordination Center SA	43
Eni Coordination Center SA	118
Eni Coordination Center SA	26
Altergaz	8
195

(a)	Amounts include interest accrued and discount on issue.

Bonds issued in the First Quarter of 2011 (granted by Eni SpA)

Issuing entity	Nominal amount (million)	Currency	Amounts at March. 31, 2011 (a) (euro million)	Maturity	Rate	%

Eni Coordination Center SA	100	GBP	114	2021	fixed	4.75

114

(a)	Amounts include interest accrued and discount on issue.

Return On Average Capital Employed (ROACE)

Return on Average Capital Employed for the Group, on an adjusted basis is the return on the Group average capital invested, calculated as ratio of net adjusted profit before minority interests, plus net finance charges on net borrowings net of the related tax effect, to net average capital employed. The tax rate applied on finance charges is the Italian statutory tax rate of 34%. The capital invested, as of the period end, used for the calculation of net average capital invested is obtained by deducting inventory gains or losses in the period, net of the related tax effect. ROACE by Division is determined as ratio of adjusted net profit to net average capital invested pertaining to each division and rectifying the net capital invested as of period-end, from net inventory gains or losses (after applying the Division specific tax rate).

(euro million)

Calculated on a 12-month period ending on March 31, 2011	Exploration & Production	Gas & Power	Refining & Marketing	Group

Adjusted net profit	6,188	2,366	(98)	8,543
Exclusion of after-tax finance expense/interest income	-	-	-	365

Adjusted net profit unlevered	6,188	2,366	(98)	8,908
Adjusted capital employed, net
- at the beginning of period	34,572	25,067	7,884	75,374
- at the end of period	35,806	27,849	8,633	81,013

Adjusted average capital employed, net	35,189	26,458	8,259	78,194

Adjusted ROACE (%)	17.6	8.9	(1.2)	11.4

(euro million)

Calculated on a 12-month period ending on March 31, 2010	Exploration & Production	Gas & Power	Refining & Marketing	Group

Adjusted net profit	4,215	2,883	(295)	6,211
Exclusion of after-tax finance expense/interest income	-	-	-	316

Adjusted net profit unlevered	4,215	2,883	(295)	6,527
Adjusted capital employed, net
- at the beginning of period	33,667	22,300	7,120	68,534
- at the end of period	34,572	25,107	7,306	74,812

Adjusted average capital employed, net	34,120	23,704	7,213	71,673

Adjusted ROACE (%)	12.4	12.2	(4.1)	9.1

(euro million)

Calculated on a 12-month period ending on December 31, 2010	Exploration & Production	Gas & Power	Refining & Marketing	Group

Adjusted net profit	5,600	2,558	(49)	7,934
Exclusion of after-tax finance expense/interest income	-	-	-	337

Adjusted net profit unlevered	5,600	2,558	(49)	8,271
Adjusted capital employed, net:
- at the beginning of period	32,455	24,754	8,105	73,106
- at the end of period	37,646	27,270	7,859	81,237

Adjusted average capital employed, net	35,051	26,012	7,982	77,172

Adjusted ROACE (%)	16.0	9.8	(0.6)	10.7

GROUP BALANCE SHEET

(euro million)

	Dec. 31, 2010	March 31, 2011

ASSETS
Current assets
Cash and cash equivalents	1,549	1,922
Other financial assets held for trading or available for sale	382	387
Trade and other receivables	23,636	24,274
Inventories	6,589	6,414
Current tax assets	467	269
Other current tax assets	938	936
Other current assets	1,350	1,664

	34,911	35,866
Non-current assets
Property, plant and equipment	67,404	65,949
Inventory - compulsory stock	2,024	2,312
Intangible assets	11,172	11,072
Equity-accounted investments	5,668	5,725
Other investments	422	407
Other financial assets	1,523	1,520
Deferred tax assets	4,864	4,186
Other non-current receivables	3,355	3,520

	96,432	94,691
Assets held for sale	517	458
TOTAL ASSETS	131,860	131,015
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	6,515	5,196
Current portion of long-term debt	963	960
Trade and other payables	22,575	20,235
Income taxes payable	1,515	2,108
Other taxes payable	1,659	2,474
Other current liabilities	1,620	1,930

	34,847	32,903
Non-current liabilities
Long-term debt	20,305	20,902
Provisions for contingencies	11,792	11,501
Provisions for employee benefits	1,032	1,019
Deferred tax liabilities	5,924	5,344
Other non-current liabilities	2,194	2,432

	41,247	41,198
Liabilities directly associated with assets held for sale	38	48
TOTAL LIABILITIES	76,132	74,149

SHAREHOLDERS’ EQUITY
Non-controlling interest	4,522	4,900
Eni shareholders’ equity:
Share capital	4,005	4,005
Reserves	49,450	52,169
Treasury shares	(6,756)	(6,755)
Interim dividend	(1,811)
Net profit	6,318	2,547
Total Eni shareholders’ equity	51,206	51,966
TOTAL SHAREHOLDERS’ EQUITY	55,728	56,866
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	131,860	131,015

GROUP PROFIT AND LOSS ACCOUNT

(euro million)

Fourth Quarter 2010	First Quarter 2010	First Quarter 2011

	REVENUES
28,113	Net sales from operations	24,804	28,779
208	Other income and revenues	285	233
28,321		25,089	29,012

	OPERATING EXPENSES
20,961	Purchases, services and other	17,051	20,103
(246)	- of which non recurrent (income) charge
1,495	Payroll and related costs	1,045	1,119
61	OTHER OPERATING (EXPENSE) INCOME	38	(28)

3,051	DEPRECIATION, DEPLETION, AMORTIZATION AND IMPAIRMENTS	2,184	2,124

2,875	OPERATING PROFIT	4,847	5,638

	FINANCE INCOME (EXPENSE)
1,139	Finance income	1,363	3,117
(1,354)	Finance expense	(1,422)	(3,397)
29	Derivative financial instruments	(186)	197
(186)		(245)	(83)

	INCOME (EXPENSE) FROM INVESTMENTS
95	Share of profit (loss) of equity-accounted investments	184	200
192	Other gain (loss) from investments	41	91
287		225	291

2,976	PROFIT BEFORE INCOME TAXES	4,827	5,846
(2,132)	Income taxes	(2,408)	(2,887)
844	Net profit	2,419	2,959

	Attributable to:
548	- Eni’s shareholders	2,222	2,547
296	- Non-controlling interest	197	412
844		2,419	2,959

	Earnings per share attributable to Eni’s shareholders (euro per share)
0.15	Basic	0.61	0.70
0.15	Diluted	0.61	0.70

Comprehensive income

(euro million)

First Quarter 2010	First Quarter 2011

Net profit	2,419	2,959
Other items of comprehensive income:
- foreign currency translation differences	1,870	(1,883)
- change in the fair value of cash flow hedging derivatives	(23)	54
- taxation	10	(20)
	1,857	(1,849)

Total comprehensive income	4,276	1,110

Attributable to:
- Eni’s shareholders	4,036	741
- Non-controlling interest	240	369

Changes in shareholders' equity

(euro million)

Shareholders’ equity including non-controlling interest at December 31, 2010		55,728
Total comprehensive income	1,110
Shareholders' contributions in cash	6
Other changes	22

Total changes		1,138

Shareholders’ equity including non-controlling interest at March 31, 2011		56,866

Attributable to:
- Eni’s shareholders		51,966
- Non-controlling interest		4,900

GROUP CASH FLOW STATEMENT

(euro million)

Fourth Quarter 2010	First Quarter 2010	First Quarter 2011

844	Net profit	2,419	2,959
	Adjustments to reconcile net profit to net cash provided by operating activities:
2,458	Depreciation, depletion and amortization	2,152	2,107
593	Impairments of tangible and intangible assets, net	32	17
(95)	Share of result of equity-accounted investments	(184)	(200)
(173)	Gain on disposal of assets, net	(169)	(19)
(4)	Dividend income	(43)	(114)
9	Interest income	(39)	(25)
155	Interest expense	145	159
2,132	Income taxes	2,408	2,887
11	Other changes	(95)	86
	Changes in working capital:
283	- inventories	(120)	(270)
(2,335)	- trade receivables	(2,724)	(601)
2,794	- trade payables	1,801	(1,222)
915	- provisions for risks and contingencies	56	(48)
(1,692)	- other assets and liabilities	617	412
(35)	Cash flow from changes in working capital	(370)	(1,729)
12	Net change in the provisions for employee benefits	(4)	(7)
240	Dividends received	35	118
53	Interest income received	47	(14)
(182)	Interest expense paid	(143)	(216)
(2,872)	Income taxes paid, net of reimbursed tax credit	(1,637)	(1,824)
3,146	Net cash provided by operating activities	4,554	4,185
	Investing activities:
(3,363)	- tangible assets	(2,447)	(2,533)
(549)	- intangible assets	(332)	(342)
(41)	- acquisition of controlling interests and businesses
(68)	- investments	(39)	(41)
(37)	- securities	(4)	(8)
(290)	- financing receivables	(366)	(513)
290	- change in payables and receivables in relation to investing activities and capitalized depreciation	(104)	(225)
(4,058)	Cash flow from investments	(3,292)	(3,662)
	Disposals:
21	- tangible assets	203	7
21	- intangible assets		18
167	- consolidated subsidiaries and businesses
2	- investments	526	1
(24)	- securities	6
291	- financing receivables	306	480
56	- change in payables and receivables in relation to disposals	(44)	4
534	Cash flow from disposals	997	510
(3,524)	Net cash used in investing activities (*)	(2,295)	(3,152)

GROUP CASH FLOW STATEMENT (continued)

(euro million)

Fourth Quarter 2010	First Quarter 2010	First Quarter 2011

1,278	Proceeds from long-term debt	22	771
(2,585)	Repayments of long-term debt	(2,198)	(308)
1,855	Increase (decrease) in short-term debt	692	(1,100)
548		(1,484)	(637)
	Net capital contributions by non-controlling interest		6
17	Net acquisition of treasury shares from consolidated subsidiaries	13	7
	Acquisition of interests in consolidated subsidiaries		(8)
(160)	Dividends paid by consolidated subsidiaries to non-controlling interest
405	Net cash used in financing activities	(1,471)	(632)
	Effect of change in consolidation (inclusion/exclusion of significant/insignificant subsidiaries)		(6)
10	Effect of exchange rate changes on cash and cash equivalents and other changes	49	(22)
37	Net cash flow for the period	837	373
1,512	Cash and cash equivalents - beginning of the period	1,608	1,549
1,549	Cash and cash equivalents - end of the period	2,445	1,922

(*)	Net cash used in investing activities included investments in certain financial assets to absorb temporary surpluses of cash or as a part of our ordinary management of financing activities. Due to their nature and the circumstance that they are very liquid, these financial assets are netted against finance debt in determining net borrowings. Cash flows of such investments were as follows:
	(euro million)
i
i	Fourth Quarter 2010	i	i	i	First Quarter 2010	i	First Quarter 2011
i
i			Investing activities:
i	(37)		- securities				(3)
i	(11)		- financing receivables		(106)		(77)
i	(48)				(106)		(80)
i			Disposals:
i	(9)		- securities		6
i	13		- financing receivables		12		13
i	4				18		13
i	(44)		Net cash flows		(88)		(67)

SUPPLEMENTAL CASH FLOW INFORMATION

(euro million)

Fourth Quarter 2010	First Quarter 2010	First Quarter 2011

Effect of investment in companies included in consolidation and businesses
300	Current assets
155	Non-current assets
(35)	Net borrowings
(291)	Current and non-current liabilities
129	Net effect of investments
(7)	Non-controlling interest
(65)	Fair value of investments held before the acquisition of control
57	Purchase price
less:
(16)	Cash and cash equivalents
41	Cash flow on investments
Effect of disposal of consolidated subsidiaries and businesses
2	Current assets
159	Non-current assets
15	Net borrowings
(166)	Current and non-current liabilities
10	Net effect of disposals
169	Gain on disposal
179	Selling price
less:
(12)	Cash and cash equivalents
167	Cash flow on disposals

CAPITAL EXPENDITURE

(euro million)

Fourth Quarter 2010	First Quarter 2010	First Quarter 2011	% Ch.

2,573	Exploration & Production	1,964	1,952	(0.6)
615	Gas & Power	310	279	(10.0)
381	Refining & Marketing	118	132	11.9
126	Petrochemicals	26	39	50.0
386	Engineering & Construction	412	345	(16.3)
1	Other activities	9	2	(77.8)
33	Corporate and financial companies	17	40	..
(203)	Impact of unrealized intragroup profit elimination	(77)	86
3,912		2,779	2,875	3.5

In the first quarter of 2011, capital expenditure amounting to euro 2,875 million (euro 2,779 million in the first quarter 2010) related mainly to:

-	development activities (euro 1,700 million) deployed mainly in Algeria, Kazakhstan, Norway, Congo, Italy and the Unites States and exploratory activities (euro 236 million) of which 96% was spent outside Italy, primarily in Angola, Australia, Ghana, Norway, Indonesia and East Timor;
-	development and upgrading of Eni’s natural gas transport network in Italy (euro 157 million) and distribution network (euro 64 million), as well as development as well as the increase of storage capacity (euro 39 million);
-	projects aimed at improving the conversion capacity and flexibility of refineries (euro 107 million), as well as building and upgrading service stations in Italy and outside Italy (euro 20 million);
-	upgrading of the fleet used in the Engineering & Construction Division (euro 345 million).

Capital expenditure by Division

EXPLORATION & PRODUCTION

(euro million)

Fourth Quarter 2010	First Quarter 2010	First Quarter 2011

184	Italy	152	164
320	Rest of Europe	177	330
546	North Africa	445	426
606	West Africa	588	488
264	Kazakhstan	223	217
164	Rest of Asia	116	112
446	America	247	153
43	Australia and Oceania	16	62

2,573		1,964	1,952

GAS & POWER

(euro million)

Fourth Quarter 2010	First Quarter 2010	First Quarter 2011

88	Marketing and Power generation	42	18
519	Regulated businesses in Italy	268	260
300	- Transport	164	157
135	- Distribution	58	64
84	- Storage	46	39
8	International transport		1

615		310	279

REFINING & MARKETING

(euro million)

Fourth Quarter 2010	First Quarter 2010	First Quarter 2011

251	Refining, Supply and Logistic	95	107
125	Marketing	17	20
5	Other activities	6	5

381		118	132

Exploration & Production

PRODUCTION OF OIL AND NATURAL GAS BY REGION

Fourth Quarter 2010	First Quarter 2010	First Quarter 2011

1,954	Production of oil and natural gas (a) (b)	(kboe/d)	1,842	1,684
182	Italy		182	186
236	Rest of Europe		243	224
688	North Africa		589	505
403	West Africa		402	375
117	Kazakhstan		121	117
155	Rest of Asia		122	120
145	America		159	131
28	Australia and Oceania		24	26
173.6	Production sold (a)	(mmboe)	158.6	145.7

PRODUCTION OF LIQUIDS BY REGION

Fourth Quarter 2010	First Quarter 2010	First Quarter 2011

1,049	Production of liquids (a)	(kbbl/d)	1,011	899
63	Italy		58	67
129	Rest of Europe		132	123
329	North Africa		287	239
302	West Africa		341	286
72	Kazakhstan		72	71
74	Rest of Asia		36	38
71	America		77	67
9	Australia and Oceania		8	8

PRODUCTION OF NATURAL GAS BY REGION

Fourth Quarter 2010	First Quarter 2010	First Quarter 2011

5,021	Production of natural gas (a) (b)	(mmcf/d)	4,615	4,356
658	Italy		687	661
592	Rest of Europe		618	563
1,990	North Africa		1,679	1,474
564	West Africa		339	496
250	Kazakhstan		272	257
447	Rest of Asia		479	452
414	America		453	353
106	Australia and Oceania		88	100

(a)	Includes Eni’s share of production of equity-accounted entities.
(b)	Includes volumes of gas consumed in operations (321 and 316 mmcf/d in the first quarter 2011 and 2010, respectively, and 342 mmcf/d in the fourth quarter 2010).

Petrochemicals

Fourth Quarter 2010	First Quarter 2010	First Quarter 2011

	Sales of petrochemical products	(million)
648	Basic petrochemicals		673	847
771	Polymers		758	903
55	Other revenues		45	47

1,474			1,476	1,797

	Production	(ktonnes)
1,136	Basic petrochemicals		1,241	1,171
560	Polymers		607	553

1,696			1,848	1,724

Engineering & Construction

(euro million)

Fourth Quarter 2010	First Quarter 2010	First Quarter 2011

	Orders acquired
1,241	Offshore construction	1,105	1,727
2,050	Onshore construction	1,247	933
10	Offshore drilling	140	75
11	Onshore drilling	186	173

3,312		2,678	2,908

(euro million)
	Dec. 31, 2010	March 31, 2011

Order backlog	20,505	20,459

Eni: Board of Directors approves bond issue

San Donato Milanese (Milan), April 27, 2011 - The Eni Board of Directors approved the issue of one or more bonds, in one or more tranches. The bond are approved for placement with retail investors in Italy and to be listed on one or more regulated markets, including on the Mercato Telematico Obbligazionario (MOT), by April 27, 2012, for an overall maximum amount of euro 2 billion.

The bonds will enable Eni to maintain a broad investor base and a well-balanced financial structure in terms of short term and medium/long-term debt.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

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investor.relations@eni.com

Web site: www.eni.com